

Sol Boards Inc

ANNUAL REPORT

61239 Tetherow Dr. #211, Bend, OR 97702
http://www.golfboard.com/

Annual Report - Dated 6.12.20

General Overview & Business Update

Sol Boards, Inc. ("Sol Boards" or "Company"), headquartered in Bend, Oregon, has created what is now widely considered a revolutionary single-rider electric vehicle under the GolfBoard® brand. The GolfBoard was selected as best new product for golf at the 2014 Annual PGA Merchandise Show in Orlando, Florida, helping to quickly establish GolfBoards' credibility as a broadly accepted alternative to regular golf carts by golf industry professionals and key influencers.

While initially considered a devise that would appeal to younger players, GolfBoard has now proven to be popular with golfers of all ages. There are now over 113,000 registered GolfBoard users, and the average age of a GolfBoarder is 42. Those courses offering GolfBoard typically have 31.5% of its GolfBoarder's over 50 and 10.9% over 60.

There are now more than 3,000 GolfBoards in use on over 300 public and private courses worldwide generating more than 1 million rounds played with a zero-insurance claim loss history. This broad use of GolfBoard has led to a growing perception that GolfBoard is a very safe offering; suitable for use on all types of courses.

The GolfBoard was originally designed specifically for golf course use, but has a broad range of potential applications beyond golf. The most obvious and widely demanded adjacent application of the Company's board offerings is the large sightseeing and tourism market. In this regard, the Company has recently developed and brought to market its new ResortBoard offering.

The ResortBoard has been undergoing a multi-year beta test at two ski resorts and has proven to be a valuable addition to their summer operations. Based on the learnings from these test locations, the company intends to make some further design improvements to increase the suitability of this offering for extreme backcountry use and then move to aggressively market its ResortBoard offering. Management expects the ResortBoard to ultimately exceed the popularity of GolfBoard.

The ResortBoard has greater durability, more versatility, is capable of being used both on and off-road, and is a natural progression in response to strong consumer interest in non-golf offerings. Many large resorts have golf courses as well as extensive adjacent property suitable for sightseeing. As such, the Company has developed a new GolfBoard Pro model, which incorporates much of the ResortBoard design and can be used on the golf course as well as off-road for sightseeing.



2020 GolfBoard Pro with Seat Cooler

The GolfBoard Pro is quickly proving to be a popular new offering. Many earlier GolfBoard adopters are now choosing to trade-in their older boards for our new GolfBoard Pro (the GolfBoard Pro is also very popular with individual buyers). The more versatile GolfBoard Pro allows resorts to generate rental income from both golf and sightseeing. Additionally, the GolfBoard Pro has higher ground clearance which allows for the incorporation of a deeper component tray, making it possible to incorporate exterior mounted circuit breakers. This improves the ease of in-field servicing. The larger tray also allows for a more powerful battery - increasing range and acceleration power.

The Company has also developed a new seat/cooler, which provides convenient storage for personal items such as a jacket, purse or wallet, as well as golf equipment such as headcovers, extra tees, and golf balls. The seat/cooler can be mounted on the rear fender of any board model and has increased capacity for food and beverage storage vs. our standard mini-cooler option.

The new seat/cooler has been especially well received by golfers looking for a place to rest while waiting to tee-off or between shots. The Company has received very positive feedback regarding its seat/cooler system, which has led to an increase of the re-rental rate by older and deconditioned riders. Many repeat buyers choose to purchase this new feature. The company has recently strengthened the design of its rear truck assembly to ensure GolfBoards ordered with this feature support the weight of even the heaviest riders.

Single Rider Advantage

Now entering our 6th season of operations, GolfBoard has proven to be a safe and efficient personal transportation vehicle. The recent Coronavirus pandemic has created increased interest in GolfBoard, in that many courses now only allow one rider per vehicle. As such, courses are now closely considering replacing some of their golf carts with GolfBoards, as they take up less room in cart barns, and are far less damaging to sensitive turf than having 4 golf carts servicing 4 players.

Additionally, 1 rider per golf cart restrictions has led to a supply shortage, forcing more players to walk because there are not enough golf carts available. This has led to an immediate increase in the purchase of GolfBoards by personal use buyers who do not want to be dependent on renting golf carts which are in short supply. Because GolfBoard is for a single rider, has a small footprint, and can be easily moved via a standard SUV, it has become an ideal solution for the new social distancing requirements.

Growing Used Board Market

The recent influx of personal use GolfBoard Orders has also driven an increase in the sale of factory refurbished pre-owned GolfBoards. The Company currently sells factory refurbished GolfBoards at $3,999 per unit, which is a 39% discount. With an average refurbishment cost of approximately $2,000 per board, the Company generates up to a 50% margin (prior to sales commissions) on factory refurbished board orders. There is an even greater margin when the refurbished unit is less than 3 years old.

As awareness builds regarding the availability of factory refurbished GolfBoards, management expects used board sales to personal buyers to become an increasingly meaningful new sales channel. Prior to our used board offering, individual GolfBoard sales have only been to high net worth personal use buyers which has been less than 10% of revenue. However, at a price of under $4K, we have seen interest in personal GolfBoard ownership greatly accelerate and now become as much as 50% of sales in recent months.

The recent growth in factory refurbished GolfBoards sales is very timely, in that many of our commercial clients are now completing their 36-month lease term and choosing to trade in their GolfBoards. These trade-in boards will provide a consistent supply of units to refurbish and then resale at strong margins. As we refine our refurbishment procedures and improve our used board marketing, the Company expects to build a sustainable new profit center for the company.

Debt Reduction

The Company has been building an inventory of "managed fleet" GolfBoards (and ResortBoards), which Sol Boards rents to its clients at higher margin than leased boards. Generally, our managed fleet boards rent to golf courses at $275 to $350 per month per board, then the course rents the boards to the players for on average $25 per round. The three-year revenue to Sol Boards on a managed fleet board is $9,900 to $12,600 (and the Company maintains ownership) vs. only $6,500 of total revenue for a 36-month lease (and the Company loses ownership).

Over the past 6 years the company has built a managed fleet of approximately 285 boards through a combination of debt, cash purchases and trade-ins. The Company has secured 6 separate 24-month loans for the financing of 119 of its managed fleet boards through Bay Cap Leasing, totaling $420,000 in debt. As of June 12th 2020, this debt has been paid in full. The final payment on the Bay Cap loans was made December 2019.

In April of 2017, the Company originally borrowed approx. $308K from Golf Capital Group (GCG) to fund the purchase of 62 additional demo fleet boards. Sol Boards has repaid nearly 70% of its GCG loans and now only owes GCG approximately $100K. The Company plans to use some of the funds received from a recent $149K low interest (3.75%) SBA Economic Injury Disaster Loan to make its remaining monthly installment payments of $11K per month to GCG.

In February 2016 ExWorks Capital provided Sol Boards Inc. a $400K term loan which has now been paid back in full (there is $0 balance due). Additionally, ExWorks provided Sol Boards a $1,600,000 revolving loan which, at its high, Sol Board used $502K. As of today, the ExWorks revolving loan has been paid down to approx. $185K for which the Company makes interest payments of approximately $2,300 per month. Sol Boards intends to use monies obtained from its upcoming Regulation Crowdfunding securities offering and subsequent Title IV offering, to make periodic principal payments on the ExWorks revolving loan until fully repaid.

Our recent 506C capital raise via StartEngine was well received; generating over $1,250,000 of investment. There is currently $283,793 of funds in escrow from this 506C offering which cannot be used by the Company until investors submit their accreditation verification. To make this accreditation verification unnecessary, the Company will soon launch a Regulation Crowdfunding security offering targeting $1M of new investment. The 506C investors with funds currently in escrow will be invited to receive a refund which can then be reinvested in the Company's Reg CF offering. Without the need to submit any accreditation verification.
In conjunction with the opening of our Reg CF offering we will be ramping up our investment marketing activity. With a positive cash flow achieved for the first time in 2019, our Company will have favorable news to share stimulating investment. With over $280k currently in escrow, along with ramped-up marketing efforts, we expect to raise the first $250K (of the $1M targeted) very quickly.
Subsequent to the $1M Reg CF offering, Sol Boards intends to move forward with a follow up Title IV

public offering of up to 4,000,000 class B shares at $1.25 to $2.05 per share raising an additional $5M to $8.2M. The financial statement review and audits required to move forward with the title IV offering are already in process.

New Initiatives

Sol Boards is gaining strength each year as it further demonstrates strong proof of concept, reduces debt, and shifts to a higher recurring revenue focus. Our proven zero-injury claims history, successful repayment of debt, and growing demand to rent GolfBoards, as well as purchase used GolfBoards, positions the Company well for future success.

In its initial years, GolfBoard was an unproven new offering largely considered potentially unsafe, and a poor fit for a golf industry with a large population of older deconditioned players. Today we have proven popularity, with approximately one million GolfBoard rounds played with a zero insurance claims loss history. The golf industry now considers GolfBoard safe and popular with golfers of all ages.

The golf industry has typically been slow to change, but in 2018 there was an industry-wide boom in the adoption of single rider vehicles, which are now greatly considered a much faster and more turf friendly alternative to golf carts. Two wheels electric bikes and scooters are the other single rider vehicles now gaining acceptance, but GolfBoard with its 4-wheel offering (providing greater stability and traction) remains the preferred alternative to golf carts.

Now with very strong proof of concept, and rapidly growing acceptance, the challenge is scaling up the company in a way that is low risk to the golf course and profitable to our Company. These objectives are achievable through the growth of our managed fleet rental and proposed revenue share programs. As we build our inventory of Company owned boards (now approximately 285 units), the Company can offer seasonal 6-month and month-to-month rentals at $275 to $350 per month, allowing the course to avoid a long-term commitment to a 3-year lease.

The current managed fleet inventory, once fully deployed, will generate recurring revenue of up to $70K per month. Once the existing managed fleet boards are completely rented, we would then further grow our managed fleet through the combination of additional equity capital raised activity and some small amount of additional debt.

Once the Title IV offering goes forward, the Company can fund up to another 1,300 to 2,200 new boards without the pressure of any debt service. These boards could be placed on courses on a revenue share basis with no up-front fee required (other than the client paying shipping), with GolfBoard collecting its fees (expected to be $275 to $375 per month per board. These additional revenue share boards will have very high adoption, because the course eliminates all downside risk. These additional new managed fleet boards are expected to generate recurring revenue of $350k to $750K per month.

We expect our investors to understand the large favorable impact of moving from today's sales driven Company (with moderate margin) to a high margin recurring revenue Company, so they will fully support this transition. Now that we have proven the popularity and safety of our GolfBoard offering, our only need is to successfully raise capital to grow the size of our high margin managed fleet. We expect to have our funding in place to grow this inventory no later than yearend 2021.

Reservation System

The Company is now also in the process of launching its proprietary GolfBoard reservation system. As part of our plan to further grow the popularity of GolfBoard, we recently launched a GolfBoard Tee-Time Booking System. This reservation / booking system will make it easier for our 100,000+ registered GolfBoard riders to book a tee-time and reserve a Golfboard across global course network

This GolfBoard reservation system will allow the Company to generate additional earnings from current clients, while at the same time providing valuable service and support that should lead to the further growth in GolfBoard sales. Once the GolfBoard reservation system is broadly adopted, the Company will invest in advertising and marketing to drive even greater GolfBoard usage.

Dual Bag Board (tentatively, the 'CaddyBoard')

GolfBoard (and its high performance ResortBoard, GolfBoard Pro and SportBoard models) is only the beginning. We have also been thoroughly testing a dual-bag board for caddy use which has initially been very well received. Our dual-bag board allows caddies to better service their clients as well as work two 18-hole rounds per day without the usual physical 'wear & tear' that results in absenteeism and costly workman's compensation claims. We are now also in the process of working with our manufacturer to develop other advancements and upgrades to further improve durability, extend range and lower costs. Our management team is confident that on-going efforts to further advance our board designs will ensure GolfBoard remains the best in class offering in this unique category.



Dual Bag Board

Bike Competition

GolfBoard's success has led to a small group of electric bike companies (and other single rider vehicles), attempting to penetrate the golf marketplace. The offering currently with the most traction is the Phat Golf Scooter and Fat Tire Electric Golf Scooter (both with turf friendly wide wheels), which are a pedal-less, throttle powered electric bicycles with a rear wheel mounted golf bag holder. These Golf Scooters have succeeded in getting some courses to test their offering.

Another recent electric bike offering is the FinnCycle by Sun Mountain. The FinnCycle is more of a motorcycle than bicycle, with the golf bag sitting between the customer legs on the top tube. Recent side by side comparison to GolfBoard indicates there is some initial user curiosity in the FinnCycle, as of 6/12/2020 GolfBoard still maintains dominate market share.

Early feedback from the courses who have tested the Phat Golf Scooter and the FinnCycle is they are more difficult to operate than a GolfBoard, and may be more challenging than most golfers can use safely, especially on hilly courses. The initial indication is that Sun Mountain plans to offer revenue share to accelerate early acceptance of their offering.

Intellectual Property

Sol Boards Inc owns all board designs and other intellectual property, such as product names, websites(s), user and client data bases, owner's manual(s), operating procedures and instructional materials. It has been awarded multiple patents in the United States, for is pivot axle and turning system as well as stability bar mounting system. The Company has also been awarded an EU Trademark for 'GolfBoard', which it currently owns in the US as well.

RISK FACTORS – June 12th, 2019

DISCLAIMER. Except as may be specifically stated otherwise herein, the risk factors set forth speak only as of the date listed above ("Disclosure Date"). Neither the subsequent delivery of this document nor any sale of shares of the Company's stock shall be deemed a representation that there has been no change in the affairs, prospects or attributes of Sol Boards, Inc. ("Company") since the Disclosure Date. This disclosure statement supersedes all prior versions. From and after the Disclosure Date, prior versions of this disclosure statement may not be relied on.

BACKGROUND. Company is an early stage company that, among other planned activities, sells a four-wheel drive electric powered single rider board under the trade name GolfBoard®. The Company will develop and sell other products and services, including, without limitation, its ResortBoard and GolfBoard Pro products. These additional board offerings are electric 4-wheel drive personal mobility and transportation devices used primarily for sightseeing and tourism.

GENERAL STATEMENT OF RISK. Company has limited financial and operating history. Any investment in the Company's Stock (Class A or Class B) involves a high degree of risk of loss, and possibly total loss of that investment. The value of the Shares is volatile and there can be no assurance that Company will be profitable. The likelihood of success of Company must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with expanding and growing the business enterprise, as well as the specific risks the Company faces. Realization of the objectives of Company is subject to significant economic and business risks. AN INVESTMENT IN SOL BOARD INC. SHARES IS HIGHLY SPECULATIVE. THUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW AND CONSIDER THE MATTERS DESCRIBED BELOW.

*** RISK OF UNDERSUBSCRIPTION*** .
While the Company currently has approximately $283K in escrow from investors, the company will not be able to access these funds unless these investors submit their accreditation verification. The intended future Title IV offering may not be fully subscribed, meaning that less than $5M in total is raised. If so, the Company may be at material risk of being unable to execute its business plan and may be unable to meet its financial obligations or to continue its operations (the greater the shortfall, the greater such risk).

AUDIT DELAYS DUE TO AUDIT FIRM DISENGAGEMENT. The Company must complete an audit of its 2016, 2017, 2018, and 2019 financial statements prior to proceeding with its subsequent Title IV offerings. While the Company has engaged a new audit firm (Weiss Accountancy Corporation, Van Nuys, CA), and they are progressing with the audit, there can be no assurance that the Company will complete the required audit in time to proceed with its intended Title IV Offering and carry out its proposed business plan.

RESTRICTIONS ON TRANSFER. The Company's shares have not been registered under the Securities Act of 1933 or any state securities laws, and Company is not obligated to register the Shares. A purchaser of the Shares may not offer, sell, transfer, pledge, or otherwise dispose of the Shares unless pursuant to an effective registration statement filed under the Securities Act of 1933 and any other applicable securities laws, or unless Company receives an opinion of counsel, in form and from counsel acceptable to Company, that the offer, sale, transfer, pledge, or other disposition is exempt from the registration requirements of the Securities Act of 1933 and any other applicable securities laws, including, without limitation, any state securities laws.

Additionally, Shares purchased cannot be resold for a period of one year, unless the Shares are transferred:
- To the Company;
- To an accredited investor;
- As part of an offering registered with the Securities and Exchange Commission; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Due to the above restrictions, it is unlikely that a purchaser may readily liquidate the purchaser's investment in the Shares. The certificates for all Shares shall contain a legend referencing these and other applicable restrictions on transfer.

GENERAL RISK FACTORS. Risk factors faced by Company include, but are not limited to:

(i) potential future competition from competitors (who may be well established in the golf industry and/or have significant financial resources) who develop a similar or superior competing product; (ii) in the event of insufficient sales to cover operating costs, Company may be unable to raise sufficient capital; (iii) regulatory risk from existing, new and increasing regulations and laws that could delay, prevent or restrict the sale of Company's products; (iv) Company's success is highly dependent on its intellectual property – Company's products may be alleged to infringe the intellectual property of others, or others may infringe Company's intellectual property; (v) mechanical or other failure of Company's products or its components, such as the products' battery or loss of power, broken stability bar or suspension plates, or undetected board damage resulting from product misuse or abuse, could, among other potential consequences, cause fire, loss of brakes and/or other damage or injury to persons or property; (vi) claims related to personal injury, including, without limitation, loss of life, and other damages resulting from use of Company's products (vii) development risks; (viii) lack of successful diversification of Company's products; (ix) disruptions in sales and production cycles due to changes in market demand, manufacturing or parts inventory problems, or other factors; (x) uninsured loss; (xi) Company relies on its key personnel, the loss of any of whom could have significant repercussions on Company; (xii) general economic conditions and volatile market conditions that are beyond Company's control; (xiii) sales and marketing risk and development of distribution channels; (xiv) Company generally faces a long sales cycle to golf courses; (xv) low profit margins and continued pressure on profit margins; (xvi) difficulty in forecasting sales volume, including for new non-golf uses and international markets; (xvii) potential conflicts of interest; (xviii) Company is party to contracts that commit Company to long-term obligations and may not reflect current market conditions or terms that Company could secure on the open market; (xix) Company anticipates it may face significant retrofit and redesign costs which could exceed established reserves or exceed contractual obligations of Microcast Technologies Corp (MTC), the Company's contract manufacturer, to remediate such costs, or both; (xx) increased labor costs and the ability of Company to attract and retain qualified personnel; and (xxi) warranty claims.

RELATED PARTY TRANSACTIONS. Company is party to multiple agreements and transactions with various shareholders and directors, or entities controlled by such shareholders and directors. Following are brief summaries of what Company management believes to be the most material of such agreements and transactions:

Microcast Technologies Corp./Fuschetti. Company has entered into an exclusive long-term manufacturing agreement with Microcast Technologies Corp. (MTC). Company has a long term Note Payable to MTC initially totaling approximately $647,000 plus interest, and has entered into a Forbearance Agreement with MTC, including two amendments, for deferral of this initial $647,000 plus interest (with attached warrants) reflected on the Company's Capitalization table and balance sheet. Additionally, the Company has a services agreement with MTC, which provides for MTC to be the Company's sole service provider for warranty and other issues with the Company's board products. A key executive and part owner of MTC is Dean Fuschetti, a member of Company's board of directors.

Don Wildman. Don Wildman was a material shareholder of the Company. Company has a long term note payable to Don Wildman (which has been transfer his son John Wildman with a current outstanding balance of approximately $500,000 plus interest (with attached warrants).

Deferred Compensation. The Company's CEO (John Wildman) and President (Jeff Dowell) have deferred much of their salary during the early years or the Company's development and again through most of 2019. Their outstanding deferred compensation during the development of the Company is in excess of several hundred thousand dollars.

Laird Hamilton. Company has entered into an endorsement agreement and stock option agreement with Laird Hamilton and a related limited liability company (together, "Endorsement Agreement") with an initial term expiring May 27, 2020, which requires Hamilton to provide services as a company spokesperson. Compensation to Mr. Hamilton under the Endorsement Agreement includes a grant of stock options for 150,676 shares of Class A Voting common stock in Company and compensation in an amount equal to 10% of Company's gross margin from sales of certain products (including, without limitation, the GolfBoard), which will have a dilutive effect on shareholders of Company. Further, the Company has reached an agreement with Mr. Hamilton to forbear and extend the payment of certain of such amounts, and for all or a portion of such amounts to be paid to Mr. Hamilton from the proceeds of future stock offerings. Laird Hamilton was previously on the Company's board of directors, but resigned in Q1, 2018

GB Leasing. Company previously entered into a leasing and financing agreement ("Leasing Agreement") as well as a "Factoring Agreement" with GB Leasing Capital, LLC, ("GBL") an entity that Company has been advised is substantially owned, directly or indirectly, by Paul Hodge (and his spouse), Star Faraon, and Laird Hamilton, all of whom are currently or have previously been directors of Company. The terms of the Leasing Agreement include provisions that limit Company from referring customers who seek to lease GolfBoard products and other board products to other companies offering lease financing.

The terms of the Factoring Agreement were to provide capital to finance Demo and Trial board programs. The Company has secured financing from an unrelated third party (Bay Cap Leasing) introduced to Company by GBL and for which Company believes that GBL has received or is receiving fees and/or other consideration from such third party.

Ivy Venture Partners. The Company previously engaged James Williams and Ali Fakhari of Ivy Venture Partners as contractors to act as Chief Strategy Officer and Chief Financial Officer, respectively. Ivy Venture Partners as an entity (and James Williams and Ali Fakhari, individually) is and are partnered with Laird Hamilton on two other unrelated business ventures, Laird Apparel and XPTLIFE. James Williams also provides general business advice and guidance to Laird Hamilton. Ivy Venture Partners is also a strategic advisor to Laird Hamilton's businesses, including Laird Superfood (see discussion of Mr. Hamilton above). To assist the Company with its cost savings initiatives, and to help avoid any potential conflicts of interest, James Williams resigned as Sol Boards CSO effective April 4th, 2018. Subsequently, Ivy Venture Partners was dissolved end of Q4 2018. However, Ali Fakhari continues to make himself available to management as needed.

Additional Shareholder Loans. In addition to the transactions disclosed above, several directors and shareholders of the Company have loaned funds to the Company and hold notes payable from the Company, which are disclosed on the Company's balance sheet.

PROJECTIONS AND ESTIMATED COSTS: All projections and forecasts provided by Company must be viewed only as estimates, and Company makes no warranty or guaranty that any projections, predictions or expectations will be realized. Company's business plan is based on a number of assumptions relating to costs, sales revenues and other matters. Among the assumptions are that Company has entered into a services agreement with MTC by which Company's monthly service expenses will be fixed at $10,000 per month. The Company has successfully entered into a service agreement with MTC but this service agreement can be canceled by either party at any time. If the service agreement is canceled by MTC, and the company cannot service its boards itself for a total cost of no more than $10,000 a month, there could be a material adverse impact on Company's financial results and projections.

In reviewing those estimates and projections, investors need to be aware that such assumptions include that the Company's customer base will grow at a certain rate, and that sales and rental of products will increase significantly over time. Therefore, although estimated costs and projections have been made in good faith, there is no assurance that all factors influencing such costs and assumptions have been fully reflected due to variability in such factors, among others. Further, there are a number of conditions beyond Company's control which could materially impact costs, and projected operating results, including among others, changes in government regulations, changes in general economic conditions, which may affect the amount and time frame within which capital funding for Company is raised.

RISK OF MANAGING GROWTH. Company expects to expand its operations by increasing its sales and marketing efforts, research and development activities, and improving and expanding its products and offerings. The anticipated growth could place a significant strain on Company's management, operational and financial resources. Effective management of the anticipated growth shall require expanding Company's management and financial controls, hiring additional appropriate personnel as required, and developing additional expertise by existing management personnel. There can be no assurances that these or other measures implemented by Company shall effectively increase Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a company with a short operating history and limited financial resources. The failure to effectively manage growth could have a material adverse effect on Company's operations.

OFFERING PRICE. The offering price for the Shares was established by the board of directors and management of Company and is not based on any independent evaluation of Company nor any correlation to Company's book value or any historic earnings per share. Among the factors utilized by management and the board of directors in establishing the share price for its shares were potential future revenue and earnings of the Company projected by management based on the assumptions that the up-coming Regulation Crowdfunding Offering and the subsequent Title IV Offering are successful, and that the objectives in the business plan are fully achieved. There can be no assurance that Company will raise enough capital and will successfully execute on its business plan or that the shares could ever be resold at or above the offering price or for any price.

TAX CONSEQUENCES. The tax consequences of investing in the Shares will depend on the purchaser's particular circumstances. Neither Company, nor any of its directors, officers, shareholders, agents, employees, affiliates, consultants or representatives are responsible or liable for the tax consequences of an investment in the Shares. Purchasers must look solely to, and rely on, their own advisors with respect to the tax consequences of any investment in the Shares and should consult with their own attorney regarding all legal and tax matters concerning making an investment in the Shares and the resulting tax consequences. Neither Company nor any representative of Company has made any promise or any guaranty that any income, gain or tax benefits will be realized from investing in any of the Shares.

SPECULATIVE INVESTMENT. There is no guaranteed return on any investment in the Shares. The Shares are a speculative investment and involve a high degree of risk of loss of any purchaser's investment. A purchaser may be unable to liquidate the purchaser's investment in the Shares because the Shares are subject to substantial transfer restrictions and because no public market exists for the Shares. No federal or state agency has made any recommendation or endorsement of any of the Shares or any finding or determination as to the fairness or quality of the Shares as an investment.

LEGAL CLAIMS:

Altered Electric Skateboards. Altered Electric Skateboards/Chase Boards, LLC sent Company a demand letter dated January 17, 2014, alleging certain claims of patent infringement against Company. Company and its patent counsel reviewed the claims and responded in writing, explaining Company's and its patent counsel's position and belief that its product(s) is not covered by the claims of Altered Electric Skateboards'/Chase Boards, LLC's patents. Company's position continues to be that its product(s) is not covered by the patent claims and Company is not aware of any related legal action having been initiated. There have been no subsequent communications from Altered Electric Skateboards/Chase Boards, LLC.

'Surf The Earth' Trademark. Counsel for Scott Benston *dba* Surf The Earth sent Company a cease and desist letter dated November 13, 2015, alleging that Company was infringing on Mr. Benston's rights to the SURF THE EARTH trademark. Company and its trademark counsel reviewed the demand and responded by letter dated December 17, 2015 summarizing Company's position that the goods and/or services each party offers under the SURF THE EARTH mark are distinguishable and that no infringement exists. Mr. Benston's counsel responded by letter dated January 15, 2016 further alleging infringement and related claims. The parties have now entered into a settlement agreement that will allow Company to continue use of the SURF THE EARTH mark under license in perpetuity for a nominal fee of only $5,000 per year, or 5% of apparel sales, whichever is the greater.

GOVERNANCE:

Super Majority. The bylaws of Company include, and the articles of incorporation of Company allow, without limitation, certain super-majority voting standards for actions by Company's board of directors and Class A Voting Common Stock.

Voting Agreement. Company has been advised that a group of shareholders and anticipated future shareholders that currently own, and may continue to own, a majority of the shares of common stock in Company, include Dean Fuschetti, Michael Fuschetti, Steven Fuschetti, Richard J. Fuschetti, Jr., Don Wildman, John Wildman, Laird Hamilton, Paul Hodge and Starling Faraon, entered into a voting agreement related to how they will vote their shares for directors of Company (and potentially how they will vote for other matters), the substance of which is anticipated to be that they will vote for John Wildman, Dean Fuschetti, and Starling Faraon to serve as directors and that with the Q1 2018 resignations of Paul Hodge and Laird Hamilton from the Company's board (as they have decided to collaborate and focus on the devolvement and growth of Laird Super Foods), these 3 remaining directors are likely to serve as Company's directors for the foreseeable future.

SECURITIES OFFERINGS. Company has not caused the Class B Stock offered in this Offering, or any securities in any of its previous offerings, to be registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended. Company is offering the Class B Stock for sale pursuant to the exemption found in Section 4(a)(6) of the Securities Act of 1933, as amended. In addition, Company intends to rely on Regulation Crowdfunding for its Offerings. The Company has relied on Section 4(a)(2) of the Securities Act of 1933, as amended, and the safe harbor rule contained in Rule 506(b) and 506(c) for prior offerings.

There are a number of technical requirements that must be satisfied for an issuer to rely on Regulation D or Regulation Crowdfunding. Company believes that this Offering and its other securities offerings have been made in material compliance with all applicable laws and regulations. There is, however, the possibility that Company has not satisfied or may not satisfy all the technical requirements of Regulation D or Regulation Crowdfunding, thereby losing its right to rely on the safe harbor contained in those regulations, or Company may conduct the Offering, or have conducted prior offerings, in a way that does not otherwise qualify for exemption under Section 4(a)(2) or Section 4(a)(6) or in a way that did not or does not materially comply with all applicable laws and regulations.

If Company offers the Shares, or previously offered any securities, in a way not exempt from the registration requirements under Securities Act of 1933, as amended, or similar exemptions under applicable Blue Sky (state securities) laws, or not in compliance with applicable laws, purchasers may have claims against Company for a total refund of their subscription amounts, together with interest at statutory rates and claims for attorneys' fees. Such claims, if brought, would be disruptive to Company's business, cause Company to incur significant expenses and could force a sale of Company assets to satisfy the economic demands of the claimant or leave the Company unable to satisfy such demands. Company may also elect to accept investments from foreign investors as part of the offering or in subsequent offerings. There is a risk that any such transaction could be found to violate the laws of the applicable foreign jurisdiction, which could result in fines, restrictions or other consequences to the Company.

INSIDER INTENT TO SELL: Paul Hodge previously disclosed that he anticipates selling a significant portion of his shares of common stock in Company or options to acquire such stock, to help fund other business ventures (including GB Leasing) but that Mr. Hodge intended to maintain at least 55,920 shares of stock in Company immediately after any such sale.

ABSENCE OF DIVIDENDS. Company does not anticipate paying cash dividends in the near future, and does not guaranty any dividend payments, however, Company is not precluded from paying dividends to the extent it has cash available to do so and may pay dividends in the future if it has cash available to do so.

NO PREEMPTIVE RIGHTS. Company has waived preemptive rights. No shareholders in Company have any preemptive rights.

NON-VOTING SHARES. The rights of holders of Class B Shares and of Class A Voting Common Stock of Company (both classes of stock may be referred to together as "Common Stock"), such as to dividends or liquidation proceeds, are identical (on a share for share basis), except that the Class B Shares are non-voting. **The Class B Shares have no voting rights except as may otherwise be required by applicable law and are therefore not entitled to vote for the election of directors or on other matters coming before the shareholders for a vote.**

Company may issue other classes of common stock or preferred stock that have rights, preferences or dividends or other matters that are senior or preferential to the existing rights of the Class B Shares. In the event of a liquidation, dissolution or winding up of Company, holders of Common Stock are entitled to share equally and ratably in Company's assets, if any, remaining after payment of all liabilities of Company and the liquidation preference of any outstanding class or series of preferred stock. There is no assurance that Company in the future will not issue preferred stock with rights, privileges and preferences different than those granted to the Common Stock, that may affect, without limitation, the Common Stock's rights to Company assets in the event of a liquidation, dissolution, or winding up of Company and priority and rights with respect to any dividends.

INDEMNITY OBLIGATIONS. Company's articles of incorporation provide that Company is required to indemnify current and former directors and officers of Company to the fullest extent permitted by the laws of the State of Oregon. These rights of indemnification are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, and vote of shareholders or directors or otherwise. Company's board of directors may cause Company to indemnify employees and agents of Company. Company has also assumed other indemnity obligations by contract, which could obligate Company to assume significant liabilities and expend significant sums.

DILUTION. In the event Company requires additional financing at any time, including without limitation, after either or both of the Offering and the Subsequent Offer, it may sell additional preferred or common stock, convertible promissory notes, warrants, options or other equity interests or interests convertible to equity, and may grant stock options, phantom equity, preferred or common stock or other form of incentive compensation to employees or others, all of which will cause the purchaser of the Class B Shares to suffer dilution. Purchasers of the Class B Shares may experience further dilution, especially to the extent that such additional shares or other equity may be issued at a price less than the price paid for the Class B Shares in this offering.

EMPLOYEES & CONTRACTORS.

Employment Laws. Employment laws are complex, technical and evolving. The Company uses contractors. It is possible that a federal or state agency or court could challenge these characterizations or attempt to reclassify any such contractors, or any other contractors of the Company, as employees. It is also possible that Company may be found or alleged to be in violation of, or having violated, one or more of such laws or regulations, including, without limitation, laws and regulations related to the classification of workers, which could result in legal action, fines or other actions against or related to Company, any of which could be disruptive to Company and cause it to incur significant expense.

No Restrictive Covenants. Company's ability to restrict its employees and contractors from competing against Company or soliciting Company's clients or employees is limited under applicable law. Company does not or may not have enforceable noncompetition or non-solicitation agreements with any or all of its senior management and other employees and contractors. It is possible that one or more of Company's employees or contractors (or former employees or contractors) will or could, directly or indirectly, compete against Company or solicit Company's clients or employees. Any such actions could be damaging to Company and its business.

CAUTIONARY STATEMENTS. PROSPECTIVE INVESTORS MUST CONDUCT AND RELY ON THEIR OWN EVALUATIONS OF THE SHARES, COMPANY, AND THE TERMS OF THE

OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT DECISION WITH RESPECT TO THE SHARES. READ ALL DOCUMENTS PROVIDED BY THE COMPANY CAREFULLY, INCLUDING, WITHOUT LIMITATION, THESE "RISK FACTORS."

CERTAIN STATEMENTS HEREIN OR IN OTHER INFORMATION PROVIDED BY COMPANY TO INVESTORS, OR OTHERWISE MADE AVAILABLE TO INVESTORS, CONSTITUTE "FORWARD LOOKING STATEMENTS." SUCH FORWARD LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS AS TO FUTURE EVENTS THAT ARE INHERENTLY UNCERTAIN AND SUBJECTIVE. COMPANY MAKES NO REPRESENTATION OR WARRANTY AS TO THE ATTAINABILITY OF SUCH ASSUMPTIONS OR AS TO WHETHER FUTURE RESULTS WILL OCCUR AS PROJECTED. THE PROJECTIONS OF COMPANY'S FUTURE PERFORMANCE ARE NECESSARILY SUBJECT TO A HIGH DEGREE OF UNCERTAINTY. ACTUAL RESULTS CAN BE EXPECTED TO VARY FROM THE RESULTS PROJECTED. SUCH VARIANCES MAY BE MATERIAL AND ADVERSE. PROSPECTIVE INVESTORS ARE EXPECTED TO CONDUCT THEIR OWN INVESTIGATIONS WITH REGARD TO COMPANY AND ITS PROSPECTS.

CERTAIN PROVISIONS OF VARIOUS AGREEMENTS, TRANSACTIONS AND RELATIONSHIPS ARE SUMMARIZED HEREIN, BUT PROSPECTIVE INVESTORS SHOULD NOT ASSUME THAT THE SUMMARIES ARE A COMPLETE STATEMENT OF THOSE PROVISIONS OR OF ALL OF THE TERMS OR PROVISIONS OF SUCH AGREEMENTS, TRANSACTIONS OR RELATIONSHIPS.

SOL BOARDS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2018 and 2019

SOL BOARDS, INC.
Index to Financial Statements
(unaudited)

SOL BOARDS, INC.
BALANCE SHEETS
DECEMBER 31, 2018 AND 2019
(unaudited)

	As of Dec. 31, 2019	As of Dec. 31, 2018
ASSETS		
Current Assets		
Bank Accounts	$207,614	$28,889
Accounts Receivable	$160,290	$284,051
Inventory & Other Current Assets	$1,117,531	$1,059,622
Total Current Assets	**$1,485,435**	**$1,372,562**
Fixed Assets	($192,696)	($192,718)
Other Assets	$1,184,500	$1,184,500
TOTAL ASSETS	**$2,477,239**	**$2,364,344**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	$1,840,103	$2,636,287
Long-Term Liabilities	$2,791,854	$2,971,543
Total Liabilities	**$4,631,957**	**$5,607,830**
Equity	($2,154,718)	($3,243,486)
TOTAL LIABILITIES AND EQUITY	**$2,477,239**	**$2,364,344**

SOL BOARDS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019
(unaudited)

	2,019	2,018
NET SALES	1,486,044	1,797,569
COST OF SALES	560,216	1,098,402
GROSS PROFIT	**925,828**	**699,167**
OPERATING EXPENSES		
Advertising, Auto, Promotion & Development	78,747	108,040
Bank Fees & Commissions	29,436	20,025
Computer, Internet, & Insurance	139,701	134,109
Salaries, Wages, Meals & Entertainment	131,459	401,166
Options, Legal & Professional Fees	31,229	-16,849
Rent, Utilities, Travel, & Bad Debt	94,016	118,364
Royalties & Other	54,344	69,703
TOTAL OPERATING EXPENSES	**558,932**	**834,558**
EARNINGS BEFORE TAXES, DEPRECIATION, AND INTEREST	**366,897**	**-135,391**
Taxes, Depreciation, & Interest	669,413	507,294
Net Operating Income	**-302,517**	**-642,685**
Gain from BeachBoard Sale / Debt Forgiven	640,000	
NET LOSS	**337,484**	**-642,685**

SOL BOARDS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018
(unaudited)

	Capital Invested	Accumulated Deficit	Total Net Shareholder's Equity (Deficit)
BALANCES - Beginning of Year	$2,775,261	($6,022,431)	($3,247,170)
New Issuance*	$689,408		$689,408
Net Income		$337,484	$337,484
BALANCES - End of Year	$3,464,669	($5,684,947)	($2,220,278)

*Includes $640,000 of Debt Forgiven


SOL BOARDS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019
(unaudited)

Sol Boards Inc.

Statement of Cash Flows

January - December 2019


	Total
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$337,468.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Increase / Decrease Accounts Receivable	$123,761.00
Increase / Decrease Inventory	($6,150.52)
Increase / Decrease Prepaid Expenses	$43,097.00
Increase / Decrease Uncategorized Assets	($50,425.36)
Increase / Decrease Accounts Payable	($46,818.71)
Increase / Decrease Parts Payable	($745.52)
Increase / Decrease Payroll Tax Liabilities	($57.25)
Increase / Decrease Loans Payable	$4,397.00
Increase / Decrease State Tax	$10,522.80
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$77,580.44**
Net cash provided by operating activities	**$415,049.34**
FINANCING ACTIVITIES	
Microcast Manufacturing Credit	($640,000.00)
Interest Payable - Long Term	$353,235.48
StartEngine Capital	$49,408.18
Opening Balance Equity	$1,053.50
Website	($21.50)
Net cash provided by financing activities	**($236,324.34)**
Net cash increase for period	**$178,725.00**
Cash at beginning of period	$28,889.00
Cash at end of period	**$207,614.00**

SOL BOARDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

Basis of Presentation and Going Concern

The Company is subject to a number of risks similar to those of other early stage companies, including dependence on key individuals; successful product development; effective marketing and branding; generation of revenues; dependence on outside sources of financing; risks associated with protection of intellectual property; and competition with larger, better-capitalized companies. Ultimately, the attainment of profitable operations is dependent on future events, including the Company effectively increasing revenue by several new initiatives such as GolfBoard rentals, revenue share program, and reservation system.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring losses since its inception. For the year ended December 31, 2019, the Company incurred a net loss of $302,517 prior to an additional gain of $640,000 from the sale of its BeachBoard brand to the Company's exclusive manufacturer Microcast Technologies Corporation (MTC). With the benefit of 640,000 of debt forgiveness from MTC, the Company earned approximately $337,484 vs a loss of $642,685 the prior year.

To help ensure going forward the Company generates sufficient cashflow to pay all its operating expenses, management has taken steps to substantially reduce costs in 2019, including (i) reducing its cost of sales by nearly 50%, (ii) reducing salaries, wages, and benefits, which decreased by 67% vs prior year (including the company's CEO deferring 100% of his compensation), plus (iii) fully repaying its $400K ExWorks term loan and reducing its $1.6M revolver to approximately $185K.

Since inception, the Company has financed its activities principally through equity and debt financing. While the Company has recently taken significant steps to reduce operating costs, absent of the one-time benefit of the BeachBoard sale (contributing a total of $1M in 2019), management expects that until it significantly increases is rental and profit sharing revenue the company will incur additional losses. However, the Company was cash flow positive in 2019, and finished the year with over $200k of cash in the bank, With the recent benefit of a $149K EIDL from the SBA and a $23K PPP loan, as of June 12th, 2020 the company has $223,759 of immediately available cash.

The Company is currently negotiating to extend its $185K loan agreement with ExWorks Capital which is due June 30th 2020. ExWorks has indicated it will accept a payment schedule that reasonably aligns with the Company's future plans to raise working capital via a regulation crowdfunding security offering (Reg CF) which will be used in part to retire the ExWorks high interest debt.

The precise amount and timing of the funds needed for working capital cannot be determined accurately at this time, and will depend on a number of factors, including the market demand for the Company's products (which may be negatively impacted by a second wave of Coronavirus infections), and the Company's ability to encourage courses to rent boards and / or participate in its revenue share program and utilize its reservation system.

The company intends to immediately raise up to $1M of additional funds through its planned Reg CF offering and then subsequently raise an additional $2M (or more) via a Title IV stock offering to help finance an increase of its rental and revenue sharing fleet, product development, and growth of its non-golf product offerings.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale, lease and rental of its board products across its various sales channels (e.g., direct and online) in both domestic and international markets when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
With the formation of the stock-based compensation plan, the company intends to account for stock options under ASC 718 Share Based Payment. Current published financials depart from GAAP in this manner until procedures to do so are implemented.

The Company plans to account for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award will be estimated on the date of grant using the Black-Scholes option valuation model.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

SOL BOARDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2019

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Oregon state jurisdiction. The Company is subject to potential U.S. Federal, state and local income tax examinations by tax authorities from January 1, 2015.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Inventory
The company maintains a fleet of proprietary personal recreational vehicles, which are deployed at various locations around the United States. These vehicles are reported on the financial statements at fair value. As the Company's major product is a new category in the market with minimal history of resale, fair value is calculated at cost basis less depreciation.

Debt
The Company has multiple sources of debt financing: long-term equipment loans, short term PO financing, short term receivables financing, long-term Accounts Payable, deferred payroll, and traditional convertible notes. The aggregate value of these commitments is approximately $3M.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We do not have any long-term contractual obligations or commitments beyond the debt described above.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized the issuance of 9,600,000 shares of our common stock with par value of $0.00001. As of June 12th 2020, the company has issued 8,383,687 shares of our common stock on a fully diluted basis providing all outstanding warrants are executed.

SOL BOARDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2019

Shareholder Loans. Several directors and shareholders of the Company have loaned funds to the Company and hold notes payable from the Company, which are disclosed on the Company's balance sheet.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through June 12th, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements
.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Sol Boards, Inc. was formed in 2012 in the State of California and subsequently moved its headquarters to Bend, Oregon as of 2013. As per the Company's amended bylaws, the Company's Chairman has financial oversight and control regarding the use of: (i) the proceeds of any debt or equity raised by the Corporation ("Outside Funds"); and (ii) all proceeds received by the Corporation from the sale of its products ("Sales Proceeds"); with said financial control including, without limitation, the right and authority of the Board Chair to establish and control one or more segregated accounts into which such Outside Funds and

Sales Proceeds are deposited and maintained, and from which the Board Chair may cause such Outside Funds and Sales Proceeds to be disbursed for the Corporation's purposes.

Fiscal Year End

Company has a fiscal year end of December 31st.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to which, deferred income taxes are recorded to reflect tax consequences on future years for differences between the tax basis of assets and liabilities and financial reporting amounts at each year end.

SOL BOARDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2018

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization and include expenditures that substantially increase the useful life of existing property and equipment. Maintenance, repairs, and minor renovations are expensed as incurred. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in the results of operations. The Company provides for depreciation of property and equipment using the straight-line method over the estimated useful lives or the term of the lease, as appropriate, which is 5 years for equipment.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. The write-down is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

SOL BOARDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2018

Accounts Receivable

As of 6/12/2020 the Company reports approximately $160K of receivables, much of which is older than 90 days. We intended to make best efforts to collect on these invoices but the recent economic shut down due to the global Coronavirus pandemic may make colleting on some of the oldest invoices (more than 1-year) increasingly difficult.

We will continue to analyze the age of customer balances, historical bad-debt experience, customer creditworthiness, and changes in customer payment terms when making estimates of the collectability of the Company's trade accounts receivable balances. If we determine that the financial conditions of any of our customers has deteriorated, whether due to customer-specific or general economic issues, an increase in the allowance may be made. Accounts receivable are written off when all collection attempts have failed.

Foreign Currency

The functional currency of the Company is the United States dollar.

Research and Development Costs

Research and development costs are charged to expense as incurred.

SOL BOARDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2017

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. While the Company has seen some recent increase in demand for its boards from individual buyers who see GolfBoard as a perfect solution of social distancing, the recent global economic shutdown could lead to a prolonged recession, and a second wave of Coronavirus outbreaks could lead to a further downturn in demand, or encourage competition to do steep discounting putting negative pressure on profit margins. If these adverse conditions worsen, it will affect the Company's financial condition and negatively impact results of operations.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share are computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares have been excluded from the diluted loss per share calculation because their effect is anti-dilutive.

Impairment of Long-Lived and Intangible Assets

The Company reviews its long-lived assets for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are not considered recoverable, the Company will recognize an impairment charge that is measured by the amount by which the carrying amount exceeds the fair value of the assets. Patents will be are amortized on a straight-line basis over a period of up to ten years.

SOL BOARDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2017

Warrants & Options

Since its formation, The Company issued warrants for Class A to early investors, strategic partners and institutional investors as an incentive to provide early stage debt to the company, as well as issued options for Class A stock as incentives to key management. These warrants and options are included in the total number of shares on a fully diluted basis as per the companies Capitalization Table (below)

Sol Boards Inc.
Capitalization Table
As of 6.12.2020

		10/31/16		On Execution of all Warrants		3/31/2020		On Execution of all Warrants	
				Fully Diluted				Fully Diluted	
		# of Shares	Outstanding %	# of Shares	Ownership %	# of Shares	Outstanding %	# of Shares	Ownership %
Management & Directors (*)									
John Wildman, *Chairman & CEO*		-	0.0%	246,048	3.9%	-	0.0%	246,048	2.9%
	- Unvested			266,179	4.2%			266,179	3.2%
Jeff Dowell, *President & COO*		-	0.0%	54,086	0.8%	-	0.0%	54,086	0.6%
	- Unvested			302,236	4.7%			302,236	3.6%
Luan Phem, *Sales and Marketing Advisor – Unvested*		7,000	0.3%	29,368	0.5%	7,000	0.3%	29,368	0.4%
Dean Fuschetti, *Board Member,* and Family		413,584	19.0%	2,251,904	35.3%	413,584	14.8%	2,251,904	26.9%
Paul Hodge		355,193	16.3%	355,193	5.6%	355,193	12.7%	355,193	4.2%
Star Faraon, *Board Member*		494,993	22.7%	494,993	7.8%	494,993	17.7%	494,993	5.9%
Laird Hamilton		27,401	1.3%	150,676	2.4%	27,401	1.0%	150,676	1.8%
Mike Radenbaugh, *Director Product Develop*		243,588	11.2%	243,588	3.8%	243,588	8.7%	243,588	2.9%
Don Wildman, *Founder*		532,347	24.4%	858,970	13.5%	532,347	19.0%	858,970	10.2%
Jeff Harbertson						14,470	0.5%	14,470	0.2%
Management & Directors/Founders		2,074,106	95.1%	5,253,241	82.4%	2,088,576	74.6%	5,267,711	62.8%
All Other Shareholders/Note Holders		106,853	100.0%	842,474	13.2%	709,384	25.4%	842,474	10.0%
ExWorks Warrants		-	0.0%	277,922	4.4%	-	0.0%	277,922	3.3%
Microcast Technologies Corporation *-Earned but not issued*								190,000	2.3%
Total Class A Shares		2,180,959	195.1%	6,373,637	100.0%	2,797,960	100.0%	6,578,107	78.5%
Class B Shareholders Title III						799,000	44.3%	799,000	9.5%
Class B Shareholders 506C						1,006,580	55.7%	1,006,580	12.0%
Total Class B Shares						1,805,580	100.0%	1,805,580	21.5%
Total Outstanding Shares						3,596,960		8,383,687	100.0%

(*) Shares listed as "unvested" were awarded pursuant to a Stock Option plan.

(**) Upon the sale of an addtinal least $750K of Class B common, warrants attached to Shareholder Notes Payable must be exercised, resulting in an increase in paid-in capital and reduction of outstanding Notes by approx **$900,000**

(***) Cap Table does not reflect possible management conversion of deferred compensation to stock, stock options or stock warrants

SOL BOARDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2018

1. COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company may, from time to time, become involved in various legal proceedings in the normal conduct of its business. The Company is not currently involved with, and does not know of any, significant pending or threatening litigation against the Company.

The Company has raised equity capital in an offering under Regulation Crowdfunding pursuant to the requirements of Section 4(a)(6) of the Securities Act of 1933, which exempts the offer and sale of securities from certain registration requirements. In the event the Company fails to comply with the rules, regulations and requirements promulgated by the governing authorities associated with this exempt offering, regulators may require us to remediate a lack of compliance, which could have a material impact to the Company's consolidated financial position or results of operations.

2. INCOME TAXES

As of December 31, 2016, the Company has calculated a deferred tax asset of approximately $710K. As of December 31, 2017, the Company has calculated a deferred tax asset of approximately $460K. Deferred income tax assets at December 31, 2017 relate primarily to NOL carryforwards and in aggregate sum $1,175,000, which will expire in 2037 and 2038, respectively.

3. RELATED PARTY TRANSACTIONS

During Q1, 2018, MTC provided the Company deferred payment terms for boards delivered to one US client as well as 2 international clients in total of $113,271.84, which as of June 12th 2020 has not yet been paid.

CERTIFICATION

I, John Wildman, the Chairman and CEO of Sol Boards Inc., hereby certify that the financial statements of Sol Boards, Inc. and notes thereto for the periods ending December 31st, 2018 and December 31st, 2019 included in this Form C offering statement are true and complete in all material respects.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12th day of June 2020 (Date of Execution).

(Signature)

(Title) Chairman & CEO

(Date) 6/12/2020